Exhibit 99.1

JOINT NEWS RELEASE

Agnico Eagle to Acquire O3 Mining in Friendly Transaction

•	All cash offer of $1.67 per share representing a 58% premium to O3 Mining's closing price on December 11, 2024

•	Offer unanimously recommended by Board and Special Committee of O3 Mining and supported by shareholders representing 22% of outstanding shares of O3 Mining

(All amounts expressed in Canadian dollars unless otherwise noted)

TORONTO – December 12, 2024 – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle") and O3 Mining Inc. (TSXV: OIII, OTCQX: OIIIF) ("O3 Mining") are pleased to jointly announce that they have entered into a definitive support agreement (the "Definitive Agreement"), pursuant to which Agnico Eagle has agreed to offer to acquire, directly or indirectly, all of the outstanding common shares of O3 Mining (the "Common Shares") at $1.67 per Common Share in cash by way of a take-over bid (the "Offer"). The Offer is valued at approximately $204 million on a fully diluted in-the-money basis.

The Premium Cash Offer

The offer price of $1.67 per Common Share represents a premium of 57% to the volume weighted average price of the Common Shares on the TSX Venture Exchange for the 20-day period ended December 11, 2024 (the last trading day prior to announcement of the Offer).

O3 Mining's primary asset is its 100%-owned Marban Alliance property located near Val d'Or, in the Abitibi region of Québec, and is adjacent to Agnico Eagle's Canadian Malartic complex. The Marban Alliance property includes the Marban deposit, which is an advanced exploration project that could support an open pit mining operation similar to Agnico Eagle’s Barnat open pit operations at the Canadian Malartic complex. O3 Mining has estimated that the Marban pit contains 52.4 million tonnes of indicated mineral resources grading 1.03 g/t gold for 1.7 million ounces of gold and 1.0 million tonnes of inferred mineral resources grading 0.97 g/t gold for 32 thousand ounces of gold (effective date of February 27, 2022). O3 Mining also owns 100% of the Alpha property and 100% of the Kinebik property.

The potential integration of the Marban Alliance property to the Canadian Malartic land package will create significant and unique synergies by leveraging Agnico Eagle’s regional operational expertise and existing infrastructure, including the Canadian Malartic mill and existing open pit workforce and equipment fleet.

Agnico Eagle's President and Chief Executive Officer, Mr. Ammar Al-Joundi commented: "Consistent with our regional strategy, this transaction is a tuck-in of the Marban deposit to our Canadian Malartic complex. The Marban deposit is expected to be complementary to other “Fill-the-Mill” opportunities at Canadian Malartic, further improving the production profile at a long-life world class asset. Our extensive operation, exploration and community experience is expected to enhance the value generated from the Marban Alliance property and unlock further potential at our Abitibi platform. We are looking forward to working with our partners and all stakeholders in the region as we continue to advance this opportunity”.

O3 Mining's President and Chief Executive Officer, Mr. José Vizquerra commented: "The all-cash offer at a significant premium to market is an excellent outcome for our shareholders and is validation of the efforts made by the O3 Mining team. Having diligently advanced the Marban Alliance project over the past five years, the timing is right for O3 Mining to sell to a more experienced operator that can efficiently navigate the project through permitting and construction. This represents a substantial non-dilutive alternative to shareholders. We believe Agnico Eagle is the gold standard in the precious metals space – it not only has the financial strength and the mining expertise to advance the Marban Alliance project, but shares our commitment to work in partnership with stakeholders in a socially responsible manner. Today's Offer represents a significant milestone for O3 Mining, and I would like to thank our employees, shareholders, First Nations partners, community partners and the Province of Québec for their support over the years."

Transaction Details

Agnico Eagle, through a wholly-owned subsidiary, Agnico Eagle Abitibi Acquisition Corp. (the "Offeror"), intends to formally commence the Offer by mailing a take-over bid circular to O3 Mining shareholders on or about December 19, 2024, and O3 Mining's directors' circular is also expected to be mailed to O3 Mining shareholders on or about that date. The Offer will be open for acceptance for a minimum of 35 days following the date of commencement. Accordingly, the Offer will be open for acceptance until 5:00 p.m. (Toronto time) on January 23, 2025.

Special Committee and Board Recommendations

The Board of Directors of O3 Mining (the "Board"), having received a unanimous recommendation from a special committee comprised solely of independent directors of O3 Mining (the "Special Committee") and after receiving outside legal and financial advice, is recommending that O3 Mining shareholders tender their Common Shares and accept the Offer. The recommendation of the Board is supported by fairness opinions provided by Fort Capital Partners ("Fort Capital") to the Board and Special Committee and by Maxit Capital LP ("Maxit Capital") to the Board, each stating that the Offer is fair, from a financial point of view, to O3 Mining shareholders (other than Agnico Eagle and its affiliates).

Conditions

The Offer is conditional upon, among other conditions, there having been deposited pursuant to the Offer and not withdrawn at the expiry of the initial deposit period not less than two-thirds of the Common Shares then outstanding, excluding the Common Shares beneficially owned, or over which control or direction is exercised, by Agnico Eagle and any person acting jointly or in concert with Agnico Eagle. Agnico Eagle owns 906,238 Common Shares, representing approximately 0.8% of the outstanding Common Shares on a basic basis, and holds 270,000 warrants to purchase Common Shares and a senior unsecured convertible debenture of O3 Mining in the principal amount of $10 million that is convertible into 4,878,049 Common Shares at a price equal to $2.05 per Common Share. Upon the exercise of such warrants and conversion of the convertible debenture, Agnico Eagle would own 6,054,287 Common Shares, representing approximately 5.3% of the outstanding Common Shares on a partially-diluted basis.

Lock-Up Agreements

All directors and officers of O3 Mining, Extract Advisors LLC and certain Franklin Templeton managed funds (collectively representing approximately 22% of the outstanding Common Shares on a basic basis) have agreed under lock-up agreements with Agnico Eagle (the "Lock-Up Agreements"), to tender their Common Shares to the Offer, including Common Shares beneficially owned, or over which control or direction is exercised, by them, at any time up to and including the expiry time of the Offer.

The Definitive Agreement provides for, among other things, a non-solicitation covenant on the part of O3 Mining (subject to customary fiduciary-out provisions). The Definitive Agreement also provides the Offeror with a right to match any competing offer which the Board determines to be a superior proposal within the meaning of the Definitive Agreement. The Offeror is entitled to a termination payment of $10 million if the Definitive Agreement is terminated in certain circumstances, including if O3 Mining enters into an agreement with respect to a superior proposal within the meaning of the Definitive Agreement.

Additional information regarding the Offer will be included in the Offeror's take-over bid circular and in O3 Mining's directors' circular, each of which is expected to be delivered to registered shareholders of O3 Mining on or about December 19, 2024. These materials, as well as the Definitive Agreement and the Lock-Up Agreements, will also be available under O3 Mining's profile on SEDAR+ (www.sedarplus.ca) and on O3 Mining's and Agnico Eagle's respective websites.

How to Tender Your Shares; Postal Strike

Only O3 Mining shareholders who tender their Common Shares will receive the cash consideration of $1.67 per Common Share. For information on tendering your Common Shares please contact Laurel Hill Advisory Group at assistance@laurelhill.com.

Shareholder type:	How do I tender my Common Shares to the Agnico Eagle Offer?

Beneficial

Most O3 Mining shareholders are beneficial shareholders. This means your Common Shares are held through a broker, bank or other financial intermediary, and you do not have a share certificate or DRS advice.

Contact your bank or your broker immediately and instruct them to tender your Common Shares to the Offer.
Registered You are a registered shareholder if you hold your Common Shares directly and may have a share certificate or DRS advice.	Contact Laurel Hill Advisory Group: Phone: 1-877-452-7184 Email: assistance@laurelhill.com

In light of the Canada Post labour strike, shareholders are encouraged to stay up to date on the Offer by visiting: https://www.agnicoeagle.com/Offer-for-O3-Mining/default.aspx. Shareholders are also asked not to mail in any Letter of Transmittal or share certificates. Instead, shareholders may contact Laurel Hill Advisory Group.

Advisors

Edgehill Advisory Ltd. is acting as financial advisor to Agnico Eagle. Davies Ward Phillips & Vineberg LLP is acting as legal advisor to Agnico Eagle.

Maxit Capital is acting as financial advisor to O3 Mining. Bennett Jones LLP is acting as legal advisor to O3 Mining. Fort Capital is acting as financial advisor to the Special Committee. Cassels Brock & Blackwell LLP is acting as legal advisor to the Special Committee.

The Depositary and Information Agent for the Offer is Laurel Hill Advisory Group. If you have any questions or require assistance with tendering to the Offer, please contact Laurel Hill Advisory Group, by phone at 1-877-452-7187 or by e-mail at assistance@laurelhill.com.

About O3 Mining Inc.

O3 Mining Inc. is a gold explorer and mine developer in Québec, Canada, adjacent to Agnico Eagle’s Canadian Malartic mine. O3 Mining owns a 100% interest in all its properties (128,680 hectares) in Québec. Its principal asset is the Marban Alliance project in Québec, which O3 Mining has advanced over the last five years to the cusp of its next stage of development, with the expectation that the project will deliver long-term benefits to stakeholders.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Mr. Louis Gariépy, P.Eng (OIQ #107538), VP Exploration of O3 Mining, who is a "qualified person" within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

For further information on O3 Mining, please contact:

José Vizquerra | CEO, President & Director, info@o3mining.com;

Alex Rodriguez | Vice President, Corporate Development, arodriguez@o3mining.com;

Toll Free: +1 (833) 979-3516

About Agnico Eagle Mines Limited

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information on Agnico Eagle, please contact:

Investor Relations at investor.relations@agnico.eagle.com or call (416) 947-1212.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation that is based on current expectations, estimates, projections, and interpretations about future events as at the date of this news release. Forward-looking information and statements are based on estimates of management by O3 Mining and Agnico Eagle, at the time they were made, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information or statements. Forward-looking statements in this news release include, but are not limited to, statements regarding: the Offer, including the anticipated timing of commencement and expiration, mechanics, funding, completion, settlement, results and effects of the Offer; the anticipated timing of the delivery of the Offeror's take-over bid circular and O3 Mining's directors' circular; the reasons to accept the Offer; the value inherent in O3 Mining's portfolio of projects, including the Marban Alliance project; the ability for the Marban Alliance project to support an open pit mining operation; the expected outcomes of completion of the transaction, including the integration of the Marban Alliance property to the Canadian Malartic land package, synergies arising therefrom, improved production profile, enhanced value generated and unlocked further potential; and the other benefits of the transaction. Material factors or assumptions that were applied in formulating the forward-looking information contained herein include, without limitation, the expectations and beliefs of Agnico Eagle and O3 Mining that the Offer will be made in accordance with the Definitive Agreement and will be successful, that all required regulatory consents and approvals will be obtained and all other conditions to completion of the transaction will be satisfied or waived, and the ability to achieve goals, including the integration of the Marban Alliance property to the Canadian Malartic land package and the ability to realize synergies arising therefrom. Agnico Eagle and O3 Mining caution that the foregoing list of material factors and assumptions is not exhaustive. Although the forward-looking information contained in this news release is based upon what Agnico Eagle and O3 Mining believe, or believed at the time, to be reasonable expectations and assumptions, there is no assurance that actual results will be consistent with such forward-looking information, as there may be other factors that cause results not to be as anticipated, estimated or intended, and neither O3 Mining, nor Agnico Eagle nor any other person assumes responsibility for the accuracy and completeness of any such forward-looking information. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. O3 Mining and Agnico Eagle do not undertake, and assume no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by applicable law. These statements speak only as of the date of this news release. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Agnico Eagle or any of its affiliates or O3 Mining.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.